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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER
8- 69169

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marathon Trading Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Matsonford Road, Building 4, Suite 255
                                          (No. and Street)

Wayne   Pennsylvania   19087
         (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck   (212) 897-1690   rbeck@integrated.solutions
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Navolio & Tallman LLP
                        (Name – if individual, state last, first, and middle name)

2121 N. California Blvd., Suite 610 Walnut Creek   CA   94596
(Address)   (City)   (State)   (Zip Code)

03/29/2011   5442
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert Gordon__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Marathon Trading Group LLC__ as of __12/31/25__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[signature]

Signature

Chief Compliance Officer

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ―――――――――――――――――――――――――――――――――

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MARATHON TRADING GROUP LLC

Statement of Financial Condition
December 31, 2025



NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Marathon Trading Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marathon Trading Group LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Marathon Trading Group LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marathon Trading Group LLC's management. Our responsibility is to express an opinion on Marathon Trading Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marathon Trading Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Navolio & Tallman LLP

We have served as Marathon Trading Group LLC's auditor since 2025.

New York, New York
March 2, 2026

MARATHON TRADING GROUP LLC

Statement of Financial Condition
December 31, 2025

Assets

Investments in securities, at fair value (cost $492,746,959)	$	467,784,541
Derivative contracts, at fair value (cost $170,830,110)		281,900,524
Dividends receivable		59,896
Prepaid expenses		7,280
Total assets	**$**	**749,752,241**

Liabilities and member's capital

Liabilities

Securities sold short, at fair value (proceeds $96,478,003)	$	101,667,417
Derivative contracts, at fair value (proceeds $307,657,361)		363,169,124
Due to broker		162,439,693
Dividends payable		90,733
Accrued expenses		123,266
Total liabilities		627,490,233
Member's capital		122,262,008
Total liabilities and member's capital	**$**	**749,752,241**

The accompanying notes are an integral part of these financial statements.

MARATHON TRADING GROUP LLC

Notes to Statement of Financial Condition
December 31, 2025

1. ORGANIZATION

Marathon Trading Group LLC (the "Company"), is a wholly-owned subsidiary of Marathon Trading Fund L.P. (the "Member"). Marathon Trading Investment Management LLC (the "Management") is the general partner of the Member. The Company is a limited liability company and was formed under the laws of the State of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA, CBOE Exchange Inc. ("CBOE") and CBOE BZX Exchange Inc.

The Company acts as a market maker with respect to the trading in listed equity options, and trading securities for its own account

The liability of the Member is limited to the capital held by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In accordance with U.S. GAAP, management is required to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

Valuation of Investments in Securities at Fair Value

In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon the market data obtained from independent sources (observable inputs). In accordance with ASC 820, the following summarizes the fair value hierarchy:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Equity securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Listed options are valued at the mean between the bid and ask prices. Flex options, which are non-standard equity options, are valued at last reported sales price on the day of valuation. The Company values futures contracts that are traded on an exchange at the last reported closing settlement price on the relevant national exchange. Futures contracts are usually categorized as Level 1 of the fair value hierarchy. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of management in accordance with U.S. GAAP.

Security Transactions and Income and Expense

The Company records its securities transactions on a trade-date basis. Gains and losses from securities transactions include realized and unrealized gains/losses. Dividend income and expense are recorded on the ex-dividend date. Interest, short stock rebate income and expense are accrued as earned or incurred.

Income Taxes

No provision for federal or state income taxes has been made since the Company is a pass-through entity treated as a partnership for U.S. tax purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for federal, state and certain local income taxes.

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require Public Business Entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025. The Company, a single-

MARATHON TRADING GROUP LLC

Notes to Statement of Financial Condition
December 31, 2025

member limited liability company treated as a disregarded entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

In accordance with U.S. GAAP, the Company recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by federal tax authorities. As of December 31, 2025, management has analyzed the Company's tax positions taken on the federal partnership tax returns and concluded the Company did not require a provision or liability for uncertain tax positions.

Withholding Taxes

Dividends from non-U.S. sources received by the Company may be subject to non-U.S. withholding taxes at rates ranging up to 30%. Such withholding taxes may be reduced or eliminated under the terms of applicable U.S. income tax treaties.

Allowance for credit losses

ASC Topic 326, Financial Instruments – Credit Losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2025.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of acting as a market-maker with respect to the trading in certain listed equity options. Substantially all revenues are derived from customers in the United States.

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

MARATHON TRADING GROUP LLC

Notes to Statement of Financial Condition
December 31, 2025

3. DUE TO/FROM BROKER

In the normal course of business, substantially all of the Company's securities transactions, cash balances held, and securities positions held are with Goldman Sachs (and Bank of America/Merrill Lynch which terminated in the first quarter of 2025) pursuant to a customer agreement. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill its contractual obligations on its behalf. Amounts due from a broker may be restricted to the extent that they serve as deposits for securities sold short. Amounts due to a broker represent margin borrowings that are collateralized by certain marketable securities. In connection with its trading and market-making activities, the Company maintains short securities positions that are collateralized by long securities positions held at its clearing broker.

4. INVESTMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2. The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of December 31, 2025.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Equities	$ 467,784,541	$ -	$ -	$ 467,784,541
Equity Call Options	101,125,801	139,604,188	-	240,729,989
Equity Put Options	20,394,640	20,775,895	-	41,170,535
Total assets	$ 589,304,982	$ 160,380,083	$ -	$ 749,685,065
Liabilities				
Securities sold short, at fair value				
Equities	$ 101,667,417	$ -	$ -	$ 101,667,417
Equity Call Options	183,779,219	123,778,491	-	307,557,710
Equity Put Options	21,410,926	30,302,038	-	51,712,964
Futures Contracts-open trade equity	3,898,450	-	-	3,898,450
Total liabilities	$ 310,756,012	$ 154,080,529	$ -	$ 464,836,541

There were no transfers between any of the levels within the fair value hierarchy during the year.

5. SECURITIES SOLD SHORT AND OFF-BALANCE SHEET RISK

The Company is engaged in selling securities short, which obligates the Company to replace a borrowed security with the same security at current market value. The Company incurs a loss if the price of the security increases between the date of the short sale and the date on which the Company replaces the borrowed security. The Company recognizes a gain if the price of the security declines between those

MARATHON TRADING GROUP LLC

Notes to Statement of Financial Condition
December 31, 2025

dates. Gains are limited to the price at which the Company sold the security short, while losses are potentially unlimited in size. Subsequent market fluctuations may require purchasing securities sold short at prices which may differ from the market value reflected in the statement of financial condition. Those increases or decreases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

The clearing and depository operations for the Company's transactions are performed by one major financial institution.

6. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into trading activities which include option and futures contracts, which are forms of derivative financial instruments.

Derivative financial instruments base their value upon an underlying asset, index or reference rate. These instruments are subject to various risks, including leverage, market, credit, liquidity and operational risks. Changes in the market value of these instruments, subsequent to year-end, may be greater or less than amounts recognized in the Company's statement of financial condition. The Company manages the risks associated with derivatives on an aggregate basis, along with the risks associated with its trading and as part of its overall risk management policies.

Derivatives are generally based upon notional values. Notional amounts are not recorded on the statement of financial condition, but rather are utilized solely as a basis for determining future cash flows to be exchanged.

Futures

Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded. Futures contracts provide for the delayed delivery of securities or other financial instruments with the counterparty agreeing to make or take delivery at a specified future date, at a specified price or yield. Credit risk represents the potential loss that the Company would incur if the futures counterparties fail to perform pursuant to the terms of their obligations to the Company. The Company carries its futures accounts with a Futures Commission Merchant that is regulated by the Commodity Futures Trading Commission and various other regulatory bodies and is a member of various exchanges. In addition, the Company only enters into futures contracts that are traded on large, recognized exchanges. The Company is subject to equity and commodity price risk, foreign currency exchange and interest rate risk, and liquidity risk in the normal course of pursuing its investment objectives. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions. Management is of the opinion that credit risk related to futures contracts at December 31, 2025 will not have a significant adverse effect on the financial condition of the Company.

Options

The Company may enter into options to speculate on the price movements of the financial instrument, commodity, or currency underlying the option, or for use as an economic hedge against certain positions

MARATHON TRADING GROUP LLC

Notes to Statement of Financial Condition
December 31, 2025

held in the Company's portfolio holdings. Options purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written or sold short obligate the Company to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes or sells short an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the value of the financial instrument underlying the written option.

For some Over-the-Counter options, the Company may be exposed to counterparty risk from the potential that a seller of an option does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open options. In these instances, the Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

The locations on the statement of financial condition of the Company's derivative positions by type of exposure, none of which are accounted for as hedging instruments, as of December 31, 2025 are as follows:

Derivatives not accounted for as hedging instruments categorized by primary underlying risk	Asset derivatives		Liability derivatives	
	Statement of financial condition location	Fair value	Statement of financial condition location	Fair value
Volatility				
Futures contracts-open trade equity	Derivative contracts, at fair value	$ -	Derivative contracts, at fair value	$ 3,898,450
Equity price				
Options	Derivative contracts, at fair value	281,900,524	Derivative contracts, at fair value	359,270,675
Total		$ 281,900,524		$ 363,169,125

MARATHON TRADING GROUP LLC

Notes to Statement of Financial Condition
December 31, 2025

At December 31, 2025, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

Primary underlying risk	Long contracts held		Short contracts held	
	Notional amounts	Number of contracts	Notional amounts	Number of contracts
Volatility				
Futures contracts*	$ 2,449,181	107	$ 12,379,005	35
Equity price				
Options				
Calls	876,359,178	166,529	2,243,131,850	323,269
Puts	862,158,675	144,387	1,203,658,150	306,235
Total Options**	1,738,517,853	310,916	3,446,790,000	629,504
Total	$ 1,740,967,034	311,023	$ 3,459,169,005	629,539

*Notional amounts presented for futures are based on number of future contracts multiplied by a contract multiplier and value at year end.

**Notional amounts presented for options are based on the exercise value (number of contracts multiplied by exercise price and contract size) of the underlying shares as if the options were exercised at December 31, 2025.

The Company considers the volume at December 31, 2025 to be an accurate representation of the volume of derivatives activities during the year ended December 31, 2025.

7.   OFFSETTING ASSETS AND LIABILITIES

The Company is required to disclose the impact of offsetting assets and liabilities presented in the statement of financial condition to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of setoff criteria: the amounts owed by the Company to another party are determinable, the Company has the right to set off the amounts owed with the amounts owed by the other party, the Company intends to set off, and the Company's right of setoff is enforceable at law. Exposure from financial derivative instruments can only be netted across transactions governed under the same master agreement with the same legal entity. The due from broker and due to broker amounts arising from securities transactions, margin balances, and related settlement activity are presented net in the accompanying statement of financial condition, consistent with the guidance on offsetting of financial assets and liabilities under U.S. GAAP and Company's master netting agreement.

MARATHON TRADING GROUP LLC

Notes to Statement of Financial Condition
December 31, 2025

The Company's derivative instruments held as of December 31, 2025, are not subject to a master netting agreement.

8.   RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with the Member. Pursuant to the agreement, the Member provides accounting, administration, information technology, compliance services, office space, employee services, professional fees and other services. The Member provides these services at no cost to the Company. In addition, the Member generally pays for commissions expense to third party executing brokers on behalf of the Company.

9.   REGULATORY REQUIREMENTS

The Company acts as an options specialist on the CBOE and is operating under an exemption from SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (or, the "Net Capital Rule") pursuant to subparagraph (b)(1) of that rule.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

10.   SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2025, through the date of issuance of these financial statements, and determined that there are no material events that would require disclosure in the Company's financial statements except for the below.

The Company accepted additional capital contributions of approximately $1.4 million and paid capital withdrawals of $28.8 million.